[GRAPHIC OMITTED] Acergy

                    Acergy S.A. Conference Call Notification
                     Second Quarter 2009 ended May 31, 2009

London, England - July 1, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) will release its second quarter results on Wednesday July 15, 2009. A conference call will be held to discuss the earnings and review business operations on Wednesday July 15, 2009 at 3:00pm UK Time.

Participating in the conference call will be:

     o    Jean Cahuzac - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

     o    A copy of the second quarter results press release
     o    A copy of the presentation to be reviewed on the earnings call

Conference Call Information               Replay Facility Details
-----------------------------------       -----------------------------------
Lines will open 30 minutes prior to       A replay facility will be
 conference call.                          available for the following
                                           period:

Date: Wednesday July 15, 2009             Date: Wednesday July 15, 2009
Time: 3.00pm UK Time                      Time: 4.30pm UK Time

Conference Dial In Numbers:               Date: Tuesday July 21, 2009
UK            : 0800 694 0257             Time: 4.30pm UK Times
USA           : 1 866 966 9439
France        : 0805 632056               Conference Replay Dial In Number:
Norway        : 800 19414
Netherlands   : 0800 023 5091             International
Germany       : 0800 101 4960              Dial In: +44 (0) 1452 550 000

International                             Passcode : 17893909#
 Dial In: +44 (0) 1452 555 566

Passcode : 17893909

Alternatively a live audiocast and a playback facility will be available on the Company's website: www.acergy-group.com/public/InvestorsandPress

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
********************************************************************************

Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

     If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com